SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NEW YORK 10004
212 558-4000

September 21, 2007

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549.

Attention:	Ms. Jennifer Gowetski Attorney-Advisor Division of Corporation Finance

Re:	Vornado Realty Trust Definitive 14A Filed April 26, 2007 File No. 001-11954

Dear Ms. Gowetski:

We are in receipt of the letter, dated August 21, 2007, to Steven Roth, Chairman and Chief Executive Officer of Vornado Realty Trust (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced Definitive Schedule 14A (the “2007 Proxy Statement”). The Company has authorized us to submit this letter on its behalf in response to the Staff’s letter. To facilitate the Staff’s review of the Company’s responses, we have first reproduced in sequence the Staff’s comment. The Company’s responses immediately follow. Consistent with the Staff’s letter referenced above and our conversations with the Staff, where the Company states below that it will expand or revise its disclosure in “future filings”, it means its proxy statement for its 2008 annual meeting of shareholders.

Compensation Discussion and Analysis

1.

Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, you state that you rely on your judgment about each individual – and not rigid formulas or short-term changes in business performance – in determining the amount and mix of compensation elements and that key factors affecting your judgment include: total return to shareholders during the year, actual performance compared to financial, operational and strategic goals, the nature, scope and level of responsibilities, contribution to the company’s financial results and contribution to the company’s commitment to corporate responsibility. Analyze how the committee’s consideration of these factors resulted in the amounts paid

Ms. Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance

for each element and how that compared to the target median values or other benchmarks considered. In addition, please analyze how competitive market compensation paid by other companies that operate in your business, or that compete for the same talent pool, is used in determining the amount of compensation you pay.

Company Response:

The Company has noted the Staff’s comment and will revise its disclosure in future filings accordingly. The Company notes for the information of the Staff that, as disclosed in the Company’s 2007 Proxy Statement (page 14), the Company does not set targets for the earning of compensation and there is no formula for the awarding of bonuses or other compensation. As a result, assuming the compensation process for the year ended December 31, 2007 is similar to the process for the year ended December 31, 2006, the Company would expect the Compensation Committee and the Chief Executive Officer and President to continue to subjectively evaluate the performance of each individual named executive officer and determine that officer’s compensation accordingly without assigning any numerical weight to any particular factor. To the extent a factor is material to the determination of a named executive officer’s compensation, the Company will discuss that factor and will also note that the factors considered for the year discussed may not be applicable to future determinations of compensation.

2.

We note a significant disparity in the stock awards to Mr. Roth and Mr. Fascitelli as opposed to the other named officers. Although you provide some individualized discussion of Mr. Roth’s compensation, please expand your discussion to provide a detailed analysis of how and why the compensation of both Mr. Roth and Mr. Fascitelli differs from that of the other named executive officers. If policies or decisions relating to certain named executive officers are materially different than the other officers, please discuss this on an individualized basis. Refer to Item 402(b)(2)(vii) of Regulation S-K and Release 8732A, Section II.B.1.

Company Response:

The Company has informed us that it has noted the Staff’s comment and will revise its disclosure in future filings accordingly. The Company notes for the information of the Staff that the disparity is due to the relative seniority of each of Mr. Roth and Mr. Fascitelli and the Compensation Committee’s determination that for 2006 the majority of Mr. Roth’s and Mr. Fascitelli’s compensation should be in equity to align further their interests with those of shareholders.

Ms. Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance

Role of Corporate Governance and Nominating Committee, the Compensation
Committee, the CEO and President

3.

We note your Chief Executive Officer, your President and the compensation committee together assess the performance of your named executive officers and determine their compensation, based on the initial recommendations of your Chief Executive Officer and your President. Please expand your disclosure to discuss the role of each of Mr. Roth and Mr. Fascitelli in your compensation processes and their input during the crafting of compensation packages. Discuss in greater detail the process by which your Chief Executive Officer and your President work with the compensation committee in establishing measures, targets and similar items that affect their compensation.

Company Response:

The Company has informed us that it has noted the Staff’s comment and will revise its disclosure in future filings accordingly.

Role of Compensation Consultants

4.

We note that you and the compensation committee consult with one or more executive compensation experts from time to time and consider the compensation levels of companies within your industry and other industries that compete for the same talent. We further note that the compensation committee has retained Watson, Wyatt & Company to provide future assistance in reviewing your overall compensation plan, its objectives and implementation. Please disclose the material elements of the instructions or directions the compensation committee gave this or any other consultant and identify the other compensation experts with whom you or the compensation committee consulted. See Item 407(e)(3)(iii) of Regulation S-K. This would include any planned changes to compensation policies and procedures, including any planned changes to compensation policies and procedures, including any changes after the fiscal year’s end. Refer to Instruction 2 to Item 402(b) of Regulation S-K.

Company Response:

The Company has informed us that it has noted the Staff’s comment and will revise its disclosure in future filings accordingly.

Annual Bonus

5.

We note that from time to time you may pay additional special bonuses and that these bonuses are based upon your evaluation of each executive’s individual performance during the prior year in the context of your assessment of the overall performance of the company and the executive’s business unit or function in

Ms. Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance

meeting the budgeted financial and other key goals established for the company and the executive’s business unit or function. Please disclose any performance targets or goals, including threshold, target and maximum levels, as appropriate. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b). To the extent that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Company Response:

The Company notes for the information of the Staff that it has not set any performance targets or goals for 2007. The Company also notes for the information of the Staff that when it has paid such “special bonuses” it was not based upon the achievement of a pre-determined target. Instead, and consistent with the process described by the Company in its response to Comment 1, such bonuses have been granted infrequently and have been in recognition of outstanding achievement with regard to specific events based upon an after-the-fact subjective evaluation of factors deemed important by senior management and the Compensation Committee at the time such compensation was awarded.

Out-Performance Units (“OPP Units”)

6.

We note your discussion of the OPP units and that you compensated your senior executives for 2005 performance with OPP units in lieu of other annual equity-based incentive compensation. We further note that the OPP Plan covered the three-year period from March 15, 2006 to March 14, 2009. Please explain how the OPP units compensated your senior executives for 2005 performance, describe how it was determined that the benchmarks were fully achieved as of January 12, 2007, and discuss whether any decrease in share price within the three-year period would impact the achievement of the benchmarks.

Company Response:

With regard to the Staff’s request to explain how the OPP Units compensated executives for 2005, the Company has informed us that the OPP Units were awarded in 2006 as part of the regular evaluation by senior management and the Compensation Committee of performance during the year ended 2005 and to provide an incentive for performance in future years. The award of the OPP Units was disclosed under the Company’s 2005 Summary Compensation Table and footnote 3 thereto included in the Company’s proxy statement for its 2006 annual meeting of shareholders (pages 16 and 17).

The Company also has informed us that the determination with respect to the achievement of benchmarks was based on the provisions of the OPP Plan. More

Ms. Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance

specifically, as disclosed on page 17 of the Proxy Statement, the required total return to shareholders of 30% was achieved on January 12, 2007 based on the share price performance since March 15, 2006 as well as dividends paid since such date. The Company notes for the information of the Staff that a description of the OPP Plan is included in the Company’s Current Report on Form 8-K filed on May 1, 2006, which includes a copy of the OPP Plan.

Finally, the Company has informed us that, in accordance with the OPP Plan, once the required total return had been achieved, the OPP Units were earned by the plan participants and are not forfeitable based upon fluctuations in value of the Company’s common shares. However, the Company notes for the information of the Staff that because the OPP Units are substantially the economic equivalent of the Company’s common shares, the holder of the Units remains exposed fully to fluctuations in value of the Company’s common shares. The Company will clarify in future filings these features of the OPP Units, if applicable.

Retirement and 401(k) Plans

7.

We note that your defined benefit plan was terminated in 1997 and that three of the named executive officers are participants. Please briefly describe any benefits that the named executive officers are owed under the plan and discuss how the termination of the plan fit into your overall compensation objectives.

Company Response:

The Company notes for the information of the Staff that the benefits payable under the plan to the named executive officers are disclosed on page 28 of the Proxy Statement. The Company has informed us that as a result of the termination of the plan at the end of 1997, the plan does not factor into the Company’s overall compensation objectives and will disclose this in future filings.

Summary Compensation Table

8.

We note the All Other Compensation Table and the amounts in the ‘Other’ column in particular. If the total value of all perquisites and personal benefits is $10,000 or more for any named executive officer, then each perquisite or personal benefit, regardless of its amount, must be identified by type. Please revise accordingly. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Company Response:

The Company has informed us that it has noted the Staff’s comment and that in response to the Staff’s comment, it will disclose the “type” of perquisites comprising “Other” perquisites in future filings.

Ms. Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance

Employee Retirement Plan

9.

We note your disclosure regarding your employee retirement plan that was frozen effective December 31, 1997, and the estimated annual benefits. This employee retirement plan appears to be the type of plan that would require inclusion in the table required by Item 402(h) of Regulation S-K. Please refer to Instruction 1 to Item 402(h) of Regulation S-K and revise accordingly.

Company Response:

The Company has informed us that it has noted the Staff’s comment and will revise its disclosure in future filings accordingly.

Severance and Change of Control Arrangements

10.

We note that Mr. Macnow’s employment agreement appears to provide a lump sum payment of three times the sum of his annual base compensation plus the average of the annual bonuses earned by him the two fiscal years, immediate vesting of equity awards and continuation of benefits if he terminates his employment due to the failure of the company to renew the agreement upon expiration. Please expand your disclosure to clarify this definition of “good reason” and discuss whether the agreements of other senior executives contain similar provisions.

Company Response:

The Company has informed us that it has noted the Staff’s comment and in response to the comment it will clarify in future filings under the caption “Severance and Change of Control Arrangements” the definition of good reason and will discuss similar provisions, if any, in agreements with other senior executives.

11.

We note the various severance and post-termination arrangements you have with the named executive officers and various scenarios described. Please consider a tabular presentation of aggregate awards under the various scenarios. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decision you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

Ms. Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance

Company Response:

The Company has informed us that it has noted the Staff’s comment and in future filings it will include a tabular presentation of awards under the various scenarios and clarify its disclosure of why it has structured the terms and payout levels of these arrangements as it has. The Company has also informed us that in response to the Staff’s comment it will disclose in its Compensation Discussion and Analysis that severance and change of control arrangements do not generally affect other compensation arrangements for a particular period.

Certain Relationships and Related Transactions

12.

We note that you review all relationships and transactions in which you and your significant shareholders, trustees and your executive officers or their respective immediate family members are participants to determine whether such persons have a direct or indirect material interest in the transaction. Please provide additional information describing your policies and procedures, such as any standards to be applied pursuant to such policies or whether such policies are in writing. Refer to Item 404(b)(1) of Regulation S-K.

Company Response:

The Company has informed us that it has noted the Staff’s comment and will revise its disclosure in future filings accordingly.

*  *  *

As requested in your letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please call me at 212 558-4940 (fax 212 558-1600) with any questions you have.

Sincerely,

/s/ William G. Farrar

William G. Farrar

Ms. Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance

cc:	Steven Roth Joseph Macnow Alan J. Rice (Vornado Realty Trust)